THE INDIA FUND, INC.
                           200 PARK AVENUE, 24TH FLOOR
                            NEW YORK, NEW YORK 10166


                                                               February 20, 2004

Dear Stockholder:

         As you may know, in an effort to enhance stockholder value and increase liquidity, The India Fund, Inc. (the "Fund") obtained stockholder approval to adopt an "interval" fund structure which requires semi-annual repurchase offers of a percentage of the Fund's outstanding shares.

         In accordance with its "interval" status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund's outstanding shares. The offer to repurchase is for cash at a price equal to the Fund's net asset value as of the close of regular trading on the New York Stock Exchange on March 19, 2004, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the "Repurchase Offer"). If you are not interested in selling any of your shares at this time, you do not need to do anything. The Fund will contact you again in approximately six months to notify you of the next repurchase offer period.

         The deadline for participating in the Repurchase Offer is March 12, 2004, the Repurchase Request Deadline. The net asset value of the shares may fluctuate between the March 12, 2004 deadline and March 19, 2004, the pricing date for the Repurchase Offer. The Fund has established a record date of February 6, 2004 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before March 26, 2004. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal 2% of the value of the shares that are repurchased.

         As of February 6, 2004, the Fund's net asset value was $23.79 per share and 23,435,265 shares were issued and outstanding. The Fund computes its net asset value on a weekly basis, however, the net asset value and NYSEclosing price will be available daily from March 8, 2004 to March 12, 2004 by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 1-866-297-1264 or, for banks and brokers, at 212-440-9800. On February 6, 2004, the Fund's common stock closed on the New York Stock Exchange at $24.66 per share, representing a premium of 3.66% to the Fund's February 6, 2004 net asset value per share. If the market price of the Fund's common stock remains at a premium to the Fund's net asset value per share at the pricing date, it may not be in a stockholder's interest to tender shares in connection with this repurchase offer. The market price of the Fund's common stock can and does fluctuate. Moreover, there can be no assurance that the market price of the Fund's common stock will remain at a premium to the Fund's net asset value per share.

         Neither the Fund, the Fund's Board of Directors nor the Investment Manager to the Fund is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision.
Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Shareholder Communications Inc. toll free at 1-866-297-1264 or, for banks and brokers, at 212-440-9800.



                                             Sincerely,
                                             /s/ BRYAN McKIGNEY
                                             BRYAN McKIGNEY
                                             DIRECTOR, CHAIRMAN AND PRESIDENT
                                             THE INDIA FUND, INC.